June 30, 2017           Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Phone: (604) 687-4018

Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	June 30, 2017	December 31, 2016

		$	$
ASSETS
Current assets
Cash and cash equivalents		483,342	883,171
Term deposits		268,771	5,292
Restricted cash		260	240
Marketable securities		46,882	28,327
Accounts receivable and other		60,277	54,315
Inventories		148,111	120,830
		1,007,643	1,092,175
Other assets		23,261	48,297
Defined benefit pension plan		12,913	11,620
Property, plant and equipment		3,747,076	3,645,827
		4,790,893	4,797,919
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		77,435	90,705
Current portion of asset retirement obligation		3,560	-
		80,995	90,705
Debt	5	592,686	591,589
Defined benefit pension plan		11,655	10,882
Asset retirement obligations		82,004	89,778
Deferred income tax liabilities		433,620	443,501
		1,200,960	1,226,455
Equity
Share capital		2,819,863	2,819,101
Treasury stock		(11,056)	(7,794)
Contributed surplus		2,611,660	2,606,567
Accumulated other comprehensive income (loss)		9,118	(7,172)
Deficit		(1,923,585)	(1,928,024)
Total equity attributable to shareholders of the Company		3,506,000	3,482,678
Attributable to non-controlling interests		83,933	88,786
		3,589,933	3,571,464
		4,790,893	4,797,919

Approved on behalf of the Board of Directors

       (Signed) John Webster      Director                    (Signed) George Burns          Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,

	Note	2017	2016	2017	2016
		$	$	$	$
Revenue
Metal sales		82,736	107,063	194,616	201,755

Cost of sales
Production costs		39,433	48,927	90,121	94,134
Inventory write-down (reversal)		-	(1,048)	-	298
Depreciation and amortization		15,556	17,551	33,620	36,519
		54,989	65,430	123,741	130,951
Gross profit		27,747	41,633	70,875	70,804

Exploration expenses		7,124	3,314	12,371	5,275
Mine standby costs		1,301	5,819	2,332	15,377
Other operating items		1,525	-	3,658	-
General and administrative expenses		11,498	10,688	23,112	20,155
Defined benefit pension plan expense		782	297	1,612	580
Share based payments	7	1,990	2,699	7,118	6,400
Write-down of assets		2,177	478	3,231	478
Foreign exchange loss (gain)		(749)	287	(661)	(3,153)
Operating profit		2,099	18,051	18,102	25,692

Loss (gain) on disposal of assets		(40)	(93)	267	196
Loss (gain) on marketable securities and other investments		(743)	565	(778)	4,881
Other expense (income)		(2,211)	(1,372)	(4,560)	323
Asset retirement obligation accretion		523	449	1,047	898
Interest and financing costs (income)		(61)	4,082	1,050	9,778

Profit from continuing operations before income tax		4,631	14,420	21,076	9,616
Income tax expense (recovery)		(2,693)	5,720	8,083	10,515
Profit (loss) from continuing operations		7,324	8,700	12,993	(899)
Profit (loss) from discontinued operations	4	203	(339,438)	(2,797)	(333,732)
Profit (loss) for the period		7,527	(330,738)	10,196	(334,631)

Attributable to:
Shareholders of the Company		11,215	(329,864)	15,049	(332,342)
Non-controlling interests		(3,688)	(874)	(4,853)	(2,289)
Profit (loss) for the period		7,527	(330,738)	10,196	(334,631)

Profit (loss) attributable to shareholders of the Company
Continuing operations		11,012	9,331	17,846	903
Discontinued operations		203	(339,195)	(2,797)	(333,245)
		11,215	(329,864)	15,049	(332,342)

Weighted average number of shares outstanding (thousands)
Basic		716,824	716,587	716,713	716,587
Diluted		717,479	716,591	717,380	716,590

Profit (loss) per share attributable to shareholders
of the Company:
Basic profit (loss) per share		0.02	(0.46)	0.02	(0.46)
Diluted profit (loss) per share		0.02	(0.46)	0.02	(0.46)

Profit per share attributable to shareholders
of the Company - continuing operations:
Basic profit per share		0.02	0.01	0.02	0.00
Diluted profit per share		0.02	0.01	0.02	0.00

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$

Profit (loss) for the period	7,527	(330,738)	10,196	(334,631)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	1,690	14,545	18,554	24,234
Income tax on change in fair value of available-for-sale financial assets	(451)	(3,140)	(2,595)	(3,140)
Transfer of realized loss on disposal of available-for-sale financial assets	-	565	-	4,901
Actuarial gains (losses) on defined benefit pension plans, net of tax	226	-	331	(122)
Total other comprehensive income for the period	1,465	11,970	16,290	25,873
Total comprehensive income (loss) for the period	8,992	(318,768)	26,486	(308,758)

Attributable to:
Shareholders of the Company	12,680	(317,894)	31,339	(306,469)
Non-controlling interests	(3,688)	(874)	(4,853)	(2,289)
	8,992	(318,768)	26,486	(308,758)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,

	Note	2017	2016	2017	2016
		$	$	$	$

Cash flows generated from (used in):
Operating activities
Profit (loss) for the period from continuing operations		7,324	8,700	12,993	(899)
Items not affecting cash:
Asset retirement obligation accretion		523	449	1,047	898
Depreciation and amortization		15,556	17,551	33,620	36,519
Unrealized foreign exchange loss (gain)		(304)	3,068	(378)	2,422
Deferred income tax recovery		(9,847)	(3,328)	(12,559)	(12,562)
Loss (gain) on disposal of assets		(40)	(93)	267	196
Write-down of assets		2,177	478	3,231	478
Loss (gain) on marketable securities and other investments		(743)	565	(778)	4,881
Share based payments		1,990	2,699	7,118	6,400
Defined benefit pension plan expense		782	297	1,612	580
		17,418	30,386	46,173	38,913
Property reclamation payments		(496)	(814)	(1,087)	(894)
Changes in non-cash working capital	9	(44,632)	(39,251)	(25,023)	(59,624)
Net cash provided (used) by operating activities of continuing operations		(27,710)	(9,679)	20,063	(21,605)
Net cash provided by operating activities of discontinued operations		-	12,165	-	26,533

Investing activities
Purchase of property, plant and equipment		(75,047)	(61,568)	(148,884)	(120,888)
Proceeds from the sale of property, plant and equipment		82	373	83	757
Proceeds on pre-production sales and tailings retreatment		1,092	-	1,092	3,878
Purchase of marketable securities		-	(692)	-	(2,526)
Proceeds from the sale of marketable securities		-	378	-	3,665
Value added taxes related to mineral property expenditures, net		(7,240)	-	16,345	-
Investment in term deposits		(37,513)	(22)	(263,479)	(935)
Decrease (increase) in restricted cash		(9,720)	7	(9,724)	(6)
Net cash used by investing activities of continuing operations		(128,346)	(61,524)	(404,567)	(116,055)
Net cash used by investing activities of discontinued operations		-	(4,431)	-	(9,573)

Financing activities
Issuance of common shares for cash		32	-	586	-
Dividend paid to shareholders		-	-	(10,610)	-
Purchase of treasury stock		(3,252)	-	(5,301)	-
Long-term and bank debt proceeds		-	30,000	-	30,000
Net cash provided (used) by financing activities of continuing operations		(3,220)	30,000	(15,325)	30,000

Decrease in cash and cash equivalents		(159,276)	(33,469)	(399,829)	(90,700)
Cash and cash equivalents - beginning of period		642,618	230,958	883,171	288,189
Cash and cash equivalents - end of period		483,342	197,489	483,342	197,489
Less cash and cash equivalents held for sale - end of period		-	(71,837)	-	(71,837)
Cash and cash equivalents excluding held for sale - end of period		483,342	125,652	483,342	125,652

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,

	2017	2016	2017	2016
	$	$	$	$

Share capital
Balance beginning of period	2,819,821	5,319,101	2,819,101	5,319,101
Shares issued upon exercise of share options, for cash	32	-	586	-
Transfer of contributed surplus on exercise of options	10	-	176	-
Capital reduction	-	(2,500,000)	-	(2,500,000)
Balance end of period	2,819,863	2,819,101	2,819,863	2,819,101

Treasury stock
Balance beginning of period	(8,000)	(8,015)	(7,794)	(10,211)
Purchase of treasury stock	(3,252)	-	(5,301)	-
Shares redeemed upon exercise of restricted share units	196	-	2,039	2,196
Balance end of period	(11,056)	(8,015)	(11,056)	(8,015)

Contributed surplus
Balance beginning of period	2,609,055	46,758	2,606,567	47,236
Share based payments	2,811	2,369	7,308	5,503
Shares redeemed upon exercise of restricted share units	(196)	-	(2,039)	(2,196)
Recognition of other non-current liability and related costs	-	-	-	(1,416)
Reversal of other current liability and related costs	-	52,900	-	52,900
Transfer to share capital on exercise of options	(10)	-	(176)	-
Capital reduction	-	2,500,000		2,500,000
Balance end of period	2,611,660	2,602,027	2,611,660	2,602,027

Accumulated other comprehensive loss
Balance beginning of period	7,653	(6,669)	(7,172)	(20,572)
Other comprehensive income for the period	1,465	11,970	16,290	25,873
Balance end of period	9,118	5,301	9,118	5,301

Deficit
Balance beginning of period	(1,934,800)	(1,586,351)	(1,928,024)	(1,583,873)
Dividends paid	-	-	(10,610)	-
Profit (loss) attributable to shareholders of the Company	11,215	(329,864)	15,049	(332,342)
Balance end of period	(1,923,585)	(1,916,215)	(1,923,585)	(1,916,215)
Total equity attributable to shareholders of the Company	3,506,000	3,502,199	3,506,000	3,502,199

Non-controlling interests
Balance beginning of period	87,621	168,340	88,786	169,755
Loss attributable to non-controlling interests	(3,688)	(874)	(4,853)	(2,289)
Balance end of period	83,933	167,466	83,933	167,466

Total equity	3,589,933	3,669,665	3,589,933	3,669,665

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, Greece, Brazil, Canada and Romania. The Company disposed of its China operations (“China Business”) in 2016. Details of the sale are included in note 4. In May 2017, the Company announced its intent to acquired Integra Gold Corporation (“Integra”), a Canadian company with mineral assets in Quebec, Canada. The acquisition was finalized on July 10, 2017 (note 11).

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2016.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on July 27, 2017.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard. A detailed review will be completed during the second half of 2017. The Company does not currently expect the impact of these changes to be material.

(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes (continued)
•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements.

It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company expects the classification of its financial assets and liabilities to remain consistent under the new standard, with the possible exception of equity securities. Under the new standard, equity investments that move through other comprehensive income can be recorded directly into its profit and loss results or continue recording against other comprehensive income with no profit and loss effect on sale. If the Company does not make an election, changes in fair value of the equity securities will be recognized in profit and loss results. The company does not expect to apply hedge accounting to hedge components of its non-financial items. A detailed review will be completed during the second half of 2017.

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard, primarily analyzing its doré and concentrate sale agreements. The new standard is not expected to significantly affect the gross amount of revenue recognized by the Company but the timing of recognition might differ. This will be closely tied to the timing of transfer of control to customers. A detailed review of contracts is underway and it is expected to be completed during the second half of 2017.
•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating all operating leases as it is expected that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. This implies higher amount of depreciation expense and interest on lease liabilities that will be recorded in the Company’s profit and loss results. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Sale of China Business

On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in Jinfeng to a wholly-owned subsidiary of China National Gold Group (“CNG”) for $300 million in cash, subject to certain closing adjustments. The sale was completed on September 6, 2016. In addition to the sale of Jinfeng, on May 16, 2016 Eldorado announced it had reached an agreement to sell its respective interest in White Mountain, Tanjianshan and Eastern Dragon to an affiliate of Yintai Resources Co. Ltd. (“Yintai”) for $600 million in cash, subject to certain closing adjustments. The sale was completed on November 22, 2016.

The Company concluded that during the second quarter of 2016, the assets and liabilities of the China Business met the criteria for classification as held for sale as settlement was expected within twelve months. Accordingly, an initial post-tax loss of $339 million was recognized in the second quarter of 2016 on re-measurement to fair value less costs of disposal of our China Business. For the year ended December 31, 2016, a net loss on sale of assets held for sale of $351.0 million was realized in net loss from discontinued operations as a result of completing both sale transactions.

During the six months ended June 30, 2017, the Company recorded an expense of $2.8 million for working capital adjustments related to the Yintai sale based on the agreement that was reached with Yintai during the period. This amount was paid to Yintai in the month of June and is included as discontinued operations in the Consolidated Income Statements.

The China Business net earnings to date of disposition were included in the Company's consolidated results for the year ended December 31, 2016. These results have been presented as discontinued operations within the Consolidated Income Statements and the Consolidated Statements of Cash Flows. The profit (loss) from discontinued operations for the three and six months ended June 30, 2016 is as follows:

	Three months ended	Six months ended
	June 30,	June 30,

	2016	2016
	$	$
Revenue	64,476	133,916
Production costs	44,170	91,911
Depreciation and amortization	6,305	18,996
Gross profit	14,001	23,009
Exploration expenses	364	645
General and administrative expenses	10,499	12,603
Foreign exchange loss	448	720
Operating profit	2,690	9,041
Interest and financing costs	131	146
Asset retirement obligation accretion	116	232
Other expense	92	68
Profit from discontinued operations before income tax	2,351	8,595
Income tax expense	2,771	3,309
Profit (loss) from discontinued operations	(420)	5,286
Loss on re-measurement to fair value less costs to sell	339,018	339,018
Net loss from discontinued operations	(339,438)	(333,732)

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt

Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $7,314 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at June 30, 2017 is $614.8 million.

6.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2017 there were 716,829,782 (December 31, 2016 – 716,587,134) voting common shares and no non-voting common shares (December 31, 2016 – nil) outstanding. On July 10, 2017, 77 million shares were issued in connection with the Integra acquisition (note 11).

7.	Share-based payments

(a)   Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2017
	Weighted average exercise price Cdn$	Number of options
At January 1,	7.55	28,896,035
Granted	4.43	5,804,535
Exercised	3.22	(242,648)
Forfeited	14.00	(4,278,762)
At June 30,	6.07	30,179,160

At June 30, 2017, 18,872,222 share options (June 30, 2016 – 19,698,340) with a weighted average exercise price of Cdn$7.39 (June 30, 2016 – Cdn$9.67) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended June 30, 2017 was $1,636 (YTD - $4,264).

(b)   Restricted share unit plan

A total of 936,832 restricted share units (“RSUs”) at a grant-date fair value of Cdn$4.49 per unit were granted during the six-month period ended June 30, 2017 under the Company’s RSU plan.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the RSU plan and changes during the quarter ended June 30, 2017 is as follows:

Total RSUs
Balance at December 31, 2016	1,240,174
RSUs Granted	936,832
Redeemed	(349,842)
Forfeited	(121,068)
Balance at June 30, 2017	1,706,096
(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments (continued)

As at June 30, 2017, 1,706,096 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 596,780 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended June 30, 2017 was $464 (YTD - $1,730).

(c) Deferred units plan

At June 30, 2017, 596,836 deferred units (“DUs”) were outstanding with a value of $1,545, which is included in accounts payable and accrued liabilities.

Deferred units compensation income was $821 for the quarter ended June 30, 2017 (YTD - $190).

(d) Performance share units plan

A total of 569,719 performance share units (“PSUs”) were granted during the six-month period ended June 30, 2017 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the period ended June 30, 2017 was $711 (YTD - $1,314).

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

The assets and liabilities measured at fair value as at June 30, 2017 are marketable securities and derivatives related to the Company’s metal hedge positions on zinc and iron ore. The Company’s derivative asset of $778, which is considered level 2, is included in Other assets in our Consolidated Balance Sheet. The gain on derivatives for the quarter ended June 30, 2017 was $743 (YTD - $778) and is presented in Loss (gain) on marketable securities and other investments in our Consolidated Income Statement.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of the Company’s senior notes (note 5), which are included in level 2, all carrying amounts of financial instruments approximate their fair value.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Supplementary cash flow information
	Three months ended June 30,		Six months ended June 30,
	2017 $	2016 $	2017 $	2016 $
Changes in non-cash working capital
Accounts receivable and other	(4,590)	(8,385)	10,333	(9,777)
Inventories	(15,114)	(9,743)	(18,910)	(17,963)
Accounts payable and accrued liabilities	(24,928)	(21,123)	(16,446)	(31,884)
Total	(44,632)	(39,251)	(25,023)	(59,624)

Supplementary cash flow information
Income taxes paid	10,097	16,217	26,338	30,458
Interest paid	16,844	16,844	16,844	16,844

10.	Segmented information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2017, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.

10.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni and Olympias mines; the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segmented information (continued)

For the three months ended June 30, 2017	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	73,449	(279)	9,566	-	-	82,736
Production costs	30,003	697	8,733	-	-	39,433
Depreciation	15,432	-	80	-	44	15,556
Gross profit (loss)	28,014	(976)	753	-	(44)	27,747

Other material items of income and expense
Write-down of assets	456	-	1,721	-	-	2,177
Exploration expenses	341	736	2,094	2,009	1,944	7,124
Income tax expense (recovery)	2,595	815	(2,740)	(2,912)	(451)	(2,693)

Additions to property, plant and
equipment during the period	12,338	2,463	55,280	4,700	300	75,081

For the three months ended June 30, 2016	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	99,321	-	7,742	-	-	107,063
Production costs	40,231	-	8,696	-	-	48,927
Inventory write-down (reversal)	-	-	(1,048)	-	-	(1,048)
Depreciation	17,797	(461)	146	-	69	17,551
Gross profit (loss)	41,293	461	(52)	-	(69)	41,633

Other material items of income and expense
Write-down of assets	478	-	-	-	-	478
Exploration expenses	398	572	184	133	2,027	3,314
Income tax expense (recovery)	12,123	(2,161)	(1,037)	(64)	(3,141)	5,720

Additions to property, plant and
equipment during the period	14,456	1,165	41,960	4,039	6	61,626

(7)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segmented information (continued)

For the six months ended June 30, 2017	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	165,039	2,250	27,327	-	-	194,616
Production costs	66,852	2,008	21,261	-	-	90,121
Depreciation	33,251	-	208	-	161	33,620
Gross profit (loss)	64,936	242	5,858	-	(161)	70,875

Other material items of income and expense
Write-down of assets	693	-	2,538	-	-	3,231
Exploration costs	678	1,967	3,581	3,773	2,372	12,371
Income tax expense (recovery)	17,152	(251)	(2,674)	(3,549)	(2,595)	8,083

Additions to property, plant and
equipment during the period	22,352	4,418	115,690	6,960	422	149,842

Information about assets and liabilities
Property, plant and equipment (*)	866,919	191,017	2,267,889	420,798	453	3,747,076

Debt	-	-	-	-	592,686	592,686

For the six months ended June 30, 2016	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	190,541	-	11,214	-	-	201,755
Production costs	81,206	-	12,928	-	-	94,134
Inventory write-down	-	-	298	-	-	298
Depreciation	36,041	-	340	-	138	36,519
Gross profit (loss)	73,294	-	(2,352)	-	(138)	70,804

Other material items of income and expense
Write down of assets	478	-	-	-	-	478
Exploration costs	757	904	832	341	2,441	5,275
Income tax expense (recovery)	16,990	(3,825)	1,061	(633)	(3,078)	10,515

Additions to property, plant and
equipment during the period	28,577	2,039	85,016	6,436	14	122,082

For the year ended December 31, 2016	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	885,629	186,606	2,157,822	413,949	1,821	3,645,827

Debt	-	-	-	-	591,589	591,589

* Net of revenues from sale of pre-production and tailings retreatment

(8)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segmented information (continued)

The Turkey segment derives its revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

10.2 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

11.	Events occurring after the reporting date
On May 15, 2017, the Company announced that it had entered into a definitive agreement with Integra, pursuant to which Eldorado agreed to acquire all of the issued and outstanding common shares of Integra that it does not currently own, by way of a plan of arrangement (the “Arrangement”). The acquisition was finalized on July 10, 2017.
The number of shares issued by Eldorado under the Arrangement was approximately 77 million. The amount of cash paid by Eldorado under the Arrangement was approximately C$129 million. Total consideration was approximately $360 million, inclusive of Integra shares held by Eldorado.

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